1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com
ALLISON M FUMAI allison.fumai@dechert.com +1 212 698 3526 Direct +1 212 698 3599 Fax

July 22, 2014

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Dominic Minore

Re:	NexPoint Capital, Inc.

Registration Statement on Form N-2

File No. 333-196096

Ladies and Gentlemen:

On behalf of NexPoint Capital, Inc., a Delaware corporation (the “Company”), we hereby respond to the telephonic comments raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). For your convenience, a transcription of the Staff’s comments is included in this letter, and each comment is followed by the applicable response. Subsequent to submitting this letter, the Company intends to file Pre-Effective Amendment No. 2 to its registration statement on Form N-2 (the “Registration Statement”) via EDGAR.

Capitalized terms used in this letter and not otherwise defined herein shall have the meanings specified in the Registration Statement.

Cover Page

1.	Please make the following changes on the cover page of the Registration Statement:

a.	State that the Fund may invest up to 30% of its assets CLO Investments;

b.	Please use bold type for the penultimate sentence of the first paragraph on the cover page;

United States Securities and Exchange Commission July 22, 2014 Page 2

c.	Please use bold type for the fifth paragraph of the registration statement.

Response: The Company has revised its disclosure consistent with this comment.

2.	In footnote 3 to the pricing table, please revise the penultimate sentence to state that: “for every $100 you invest in shares in this offering, only $91 will actually be invested in us, . . . .”

Response: The Company has revised its disclosure consistent with this comment.

Prospectus Summary

3.	In the first paragraph on page 3, please revise the disclosure to state the assets under management of NexPoint Advisors.

Response: The Company has revised its disclosure consistent with this comment.

4.	In the third paragraph under “Investments in CLOs,” please explain or revise the use of the term “robust”.

Response: The Company has revised its disclosure consistent with this comment.

5.	Please revise the disclosure under the heading “Plan of Distribution” to make clear the shares sold in a concurrent private placement are not sold “under this prospectus.”

Response: The Company has revised its disclosure consistent with this comment.

6.	Please revise the last two lines of the fee table with the following:

Less: Fee Waivers and Expense Reimbursement(8)	2.7%
Total annual expenses after fee waivers and expense reimbursements	6.6%

Response: The Company has revised its disclosure consistent with this comment.

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Certain Questions and Answers About This Offering

7.	Please revise “Will I be taxed on distributions I receive?” to read “Will I be taxed on distributions that I receive and that are reinvested pursuant to the Distribution Reinvestment Plan”

Response: The Company has revised its disclosure consistent with this comment.

The Company

8.	Under the heading “Our Investment Adviser,” please add disclosure to clarify that any amounts due under the referenced agreement between Highland Capital Management and NexPoint Advisors are payable by NexPoint Advisors, not the Company.

Response: The Company has revised its disclosure consistent with this comment.

9.	Under the heading “Investment Strategy,” please:

a.	Confirm that NexPoint Advisors has a core competency in other, non healthcare sectors;

b.	Explain the term “Porter Analysis” or revise the disclosure under the sub-heading “Stable proven busineses.”

Response: The Company has revised its disclosure to state that NexPoint Advisors and its affiliates have established core competencies in sectors other than healthcare. The Company has also revised the discussion of “Porter Analysis” under the heading “Stable proven business.”

10.	Under the heading “Potential Market Opportunity,” please revise the disclosure to state that the referenced census data is from the 2007 Economic Census.

Response: The Company has revised its disclosure consistent with this comment.

The Adviser and the Administrator

11.	Under the sub-heading “Management Fee,” please include disclosure which states

a.	that for purposes of calculating the management fee, gross assets will be equivalent to the “Total Assets” line item in the Company’s Statement of Assets and Liabilities in its Financial Statements;

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b.	that any unrealized gains on a total return swap will be reflected in the Company’s total assets and therefore included in computation of the base management fee.

Response: The Company has revised its disclosure consistent with this comment.

Determination of Net Asset Value

12.	Please include the following disclosure under the sub-heading “Determinations in Connection With Offerings”:

These processes and procedures are part of our compliance policies and procedures. Records will be made contemporaneously with all determinations described in this section and these records will be maintained with other records we are required to maintain under the 1940 Act. Promptly following any adjustment to the offering price per share of our common stock offered pursuant to this prospectus, we will update this prospectus by filing a prospectus supplement with the SEC. We will also make updated information available via our website.

Response: The Company has revised its disclosure consistent with this comment.

Plan of Distribution

13.	Please move the table showing volume discounts above the heading “Transfer on Death Designation.”

Response: The Company has revised its disclosure consistent with this comment.

Liquidity Event

14.	Please confirm the last paragraph in this section was included in response to applicable Blue Sky requirements.

Response: The Company confirms that this paragraph was included on account of applicable Blue Sky requirements.

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Financial Statements

15.	The Notes to Financial Statements state the “Company expects that the investment advisory agreement with the Advisor with neither include nor contemplate the inclusion of unrealized gains in the calculation of the capital gains incentive fee . . . .” Please confirm that the capital gains incentive fee will not be calculated based on unrealized gains.

Response: The Company confirms that the capital gains incentive fee will not be calculated based on unrealized gains and has revised the Notes to the Financial Statements to clarify this point.

16.	Please revise Note 3 to the Financial Statements to make clear that organizational costs and offering costs will not be subject to recoupment after the termination of the offering.

Response: The Company has revised its Financial Statements consistent with this comment.

Undertakings

17.	Please include the following undertaking in the Company’s Registration Statement:

that, in response to comments received by the Registrant from the staff of the Division of Investment Management of the U.S. Securities and Exchange Commission, to the extent that the Registrant has in place a total return swap (“TRS”) and the Registrant intends to take incentive fees with respect to the TRS on a “look through” basis, management of the Registrant will recommend to the Registrant’s Board of Directors (the “Board”) that the Board submit to shareholders, recommend for approval an amendment to revise the Registrant’s Investment Advisory Agreement to provide that, when calculating the incentive fees for a TRS, the fee will be calculated on a “look through” basis. NexPoint Advisors, L.P. will pay any proxy expenses related to the special meeting.

Response: The Company has revised its Registration Statement to include the requested undertaking.

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Prior SEC Comments

18.	Please confirm in accordance with Comment 16 in the letter filed on July 2, 2014 that the Company will update the fee table and revise its disclosure in response to material changes to the Company’s expected fees and expenses throughout the offering period.

Response: The Company confirms to the Staff that it will update its fee and expense table and revise its disclosure in response to material changes in the Company’s expected fees and expenses throughout the offering period.

Legality of Shares Opinion

19.	Please delete the following from the opinion of counsel filed as an exhibit to Pre-Effective Amendment No. 1: “We are not members of the bar of the State of Delaware”

Response: The referenced language has been deleted and an updated opinion will be filed as an Exhibit to the Registration Statement.

Investment Advisory Agreement

20.	Please confirm that all provisions in the Investment Advisory Agreement which are only applicable until such time as the Company’s shares are listed on a national securities exchange are required on account of applicable Blue Sky requirements.

Response: The Company confirms that provisions noted in the Advisory Agreement which are only applicable until such time as the Company’s shares are listed on a national securities exchange were included to comply with applicable Blue Sky provisions.

21.	Please confirm that the last sentence of Section 8(a) does not contradict the requirements of the 1940 Act as related to indemnification.

Response: The Company confirms that the final sentence does not contradict the requirements of the 1940 Act with regards to indemnification and further notes that Section 8(b) which is applicable until such time as the Company’s shares are listed on a national securities exchange applies more stringent requirements than required by the 1940 Act. The Company has revised its disclosure to state that the Company will not be liable for indemnification if such indemnification would exceed that permitted under applicable provisions of the 1940 Act.

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22.	Please confirm that Section 9(d) would not result in the payment by the Company of a penalty to the Adviser in certain cases upon termination of the Investment Advisory Agreement.

Response: Section 9(d) was included in the Investment Advisory Agreement in response to applicable Blue Sky requirements and such provision is consistent with those included in other non-traded BDCs. In response to the concerns raised by the Staff regarding this provision, the Company undertakes that in the event of termination of the Investment Advisory Agreement, any payments made to the Company would be limited to amounts owed at the time of termination and any payments would be in accordance with the 1940 Act. The Company has revised its disclosure consistent with this comment to state that the termination provisions in the Investment Advisory Agreement would not permit any payments that would be impermissible under the 1940 Act.

The Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to any filing and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

* * * * * * * * *

If you have any questions, please feel free to contact the undersigned by telephone at 212.698.3526 (or by facsimile at 212.698.3599) or Thomas Friedmann at 202.261.3313 (or by facsimile at 202.261.3333). Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Allison M Fumai

Allison M Fumai

cc: Brian Mitts, Vice President and Chief Financial Officer, NexPoint Capital, Inc.